Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a press release entitled “Meralco’s Alfredo Panlilio to assume post of Chief Revenue Officer of PLDT Group”.

May 2, 2019

Philippine Stock Exchange, Inc.

Disclosure Department

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a copy of press release attached thereto.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

May 2, 2019

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,641 As of March 31, 2019	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	May 2, 2019
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Meralco’s Alfredo Panlilio to assume post

of Chief Revenue Officer of PLDT Group

   MANILA, Philippines, 2nd May 2019 -- PLDT Inc. (PSE: TEL) today announced that Alfredo S. Panlilio (“Al”), currently Senior Vice President of Manila Electric Company’s (“MERALCO”) (PSE: MER) Customer Retail Services (CRS) Group, will take over the role of Chief Revenue Officer at PLDT and Smart Communications starting 1st July 2019.

Ernesto R. Alberto (“Eric”) will step down from his post as PLDT and Smart CRO with effect 30th June 2019.

There are no changes at the Management level which reports directly to the CRO.  Al will be supported by the existing strong management teams of the Consumer, Enterprise and International Business Groups.

“We would like to thank Eric for his 16 long years of service and loyalty. Under his watch, PLDT Enterprise rose to become the leading force that it is in the market today. As Chief Revenue Officer for PLDT and Smart, he led the team that turned around our Consumer Wireless business while sustaining the robust double digit growth of both Home and Enterprise. Moving forward, I have ongoing discussions with Eric regarding opportunities that he may pursue with the First Pacific Group,” said Manuel V. Pangilinan, Chairman and Chief Executive Officer of PLDT and Smart.

“Meantime, I would like to welcome back Al and call on everyone in PLDT and Smart to provide him with all the needed support, and, to continue working closely together to pursue the digital transformation of our business and to provide the best possible service to our customers and the public,” Pangilinan added.

Al’s new assignment brings him back to PLDT which he first joined as Senior Vice President for the Corporate Business Group of PLDT in 1999.  He was later tasked to head PLDT's Carrier Business Group which handled domestic and international carrier requirements. He joined MERALCO in 2010 and currently heads the Customer Retail Services and Corporate Communications.

As MERALCO CRS Head, Al directed operations that cover marketing, communications and customer relationships for both retail and corporate segments.  He was responsible for about Php300 billion worth of revenues, inclusive of Php62 billion of distribution revenues, and led a 1,700-strong workforce. He spearheaded MERALCO’s strategic shift towards digitalization and pushed innovations in customer service practices and processes.   END

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
Tel. No: 816-8213	Tel. No: 816-8024	Tel. No: 511-3101

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and mobile network.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at  www.pldt.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  May 2, 2019